                                                                    EXHIBIT 12.1


                       FEDERATED DEPARTMENT STORES, INC.
        COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES(a)
                       (in thousands, except ratio data)



                                                                  The Company (b)
                                        ----------------------------------------------------------------------------------
                                           Period     Fiscal Year   Fiscal Year   Fiscal Year   Fiscal Year    Fiscal Year
                                           Ended         Ended         Ended         Ended         Ended          Ended
                                          10/28/95      1/28/95       1/29/94       1/30/93        2/1/92        2/2/91
                                        -----------  ------------  ------------  ------------  -------------  ------------
Income (loss) before income taxes       $ (213,432)  $   331,284   $   367,780   $   232,007   $ (1,849,961)  $  (547,801)

Add: Portion of rents representative
       of the interest factor              109,711        71,109        63,530        63,843         64,055        63,833
     Interest expense                      365,775       262,115       213,544       258,211        504,257       639,527
                                        ----------   -----------   -----------   -----------   ------------   -----------
Adjusted income (loss)                     262,054       664,508       644,854       554,061     (1,281,649)      155,559
                                        ==========   ===========   ===========   ===========   ============   ===========

Fixed charges:
   Interest expense                        365,775       262,115       213,544       258,211        504,257       639,527
   Capitalized interest                        891           447           191           126            182           998
   Portion of rents representative
     of the interest factor                109,711        71,109        63,530        63,843         64,055        63,833
                                        ----------   -----------   -----------   -----------   ------------   -----------
Total fixed charges                     $  476,377   $   333,671   $   277,265   $   322,180   $    568,494   $   704,358
                                        ==========   ===========   ===========   ===========   ============   ===========

Ratio of earnings to fixed charges               -          1.99          2.33          1.72              -             -

Deficiency of earnings to fixed charges $  214,323             -             -             -   $  1,850,143   $   548,799

(a) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(b) As a result of the Company's emergence from bankruptcy and its adoption of fresh-start reporting as of February 1, 1992, the Company's financial information for periods ending after February 1, 1992 is generally not comparable to financial information for periods ending on or before February 1, 1992 and is separated by a black line.